Form C

Cover Page

Name of issuer:

SportBLX Thoroughbreds Corp.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 1/14/2019

Physical address of issuer:

411 East 57th Street
Suite 1-A
New York NY 10022

Website of issuer:

https://sportblx.com/offerings/sportblx-thoroughbreds/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class A Common Stock

Target number of securities to be offered:

3,000

Price:

$92.00000

Method for determining price:

Dividing pre-money valuation ($283,176) by number of shares outstanding on fully diluted basis.

Target offering amount:

$276,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,960.00

Deadline to reach the target offering amount:

7/10/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

SportBLX Thoroughbreds Corp.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Joseph De Perio	President	Sport-BLX, Inc.	2019
George E. Hall	CEO	Sport-BLX, Inc.	2019
Peter Rawlins	Executive Vice President	Sport-BLX, Inc.	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Joseph De Perio	Secretary	2019
Joseph De Perio	Treasurer	2019
George E. Hall	President	2019
Peter Rawlins	Officer	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Sport-BLX, Inc	6.0 Class B Common Stock	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

This is a very young company.

The company was incorporated on January 14, 2019. It is a startup company that has not yet started operations, and has not started full operations. There is no history upon which an evaluation of its past performance and future prospects can be made. Thoroughbred racing is an intensely competitive activity, and we will be competing with persons who have significantly greater experience and financial resources than we do. There can be no assurance

greater experience and financial resources than we do. There can be no assurance that we will be successful in our endeavors.

The company's performance is entirely dependent upon the performance of the horses it owns.

The company's sole source of revenues will be derived from the performance of the horses. The company may receive winnings resulting from the performance of the horses in races, or profits from the sale of one or more horses. The company may potentially be able to charge stud fees if any of its horses are successful enough. All of these payments will be received net of commissions. If the horses do not win any purses, the company may receive no revenues, and yet still be responsible for the upkeep of the horses. Since a horse's performance is affected by the skill of its trainer and jockey, the decisions made by management with respect to choice of trainer, jockey and the races in which the horses are entered will affect whether the company generates any revenue. Investors will have no input into these decisions.

Not all the horses to be owned by the company have been selected, and management may pick horses that fail to perform.

A portion of the proceeds of this offering may be used to buy additional horses to those identified. All decisions with respect to acquisition or selling of horses will be made by management of the company, without any input from investors, and investors may disagree with the decisions made by management.

Not all of the horses have been assigned to a specific trainer.

A horse's performance and value is greatly affected by its trainer. Not all of the horses that we are acquiring or may acquire in the future are assigned to a specific trainer, and there can be no assurance that we will select the best trainer for any particular horse, or that we will be able to place every horse with a trainer. Since the company has no training facilities of its own, this will mean the prospect of any revenues from any horses that are not placed with a trainer are greatly diminished.

The company will be required to pay trainer fees and other outgoings with respect to the horses whether or not any of its horses win any races.

We anticipate entering into customary contracts with trainers. Under these contracts, we will be required to pay for the upkeep of the horses, regardless of the horses' success. The company will thus be subject to significant expenses, which the revenues received may not offset. We will also be required to pay SportBLX Inc. fees for management of the company's operations. We may ultimately pay more in expenses than we receive in revenues.

The cost of racing is unpredictable and speculative and may negatively impact the company's ability to generate revenue.

The company will be subject to increases in operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals (all of which are subject to inflationary pressure and should be expected to increase), to an extent which cannot be matched by increases in revenue. The racehorse industry, like other industries, is subject to labor disputes, labor shortages, and government intervention; changes in laws, licensing or regulatory restrictions may adversely impact the availability of grooms, trainers, jockeys and other horse industry workers. Adverse weather and economic conditions may result in unforeseen circumstances including, without limitation, restrictions on attendance at a particular race or racetrack, ability to transport the horses, and increases in costs or decreases in revenues. Changes in government regulations, whether or not relating to the horse racing industry, may result in additional expenses or reduced revenue from operations.

The valuation of racehorses is a highly speculative matter and the market for racehorses is extremely volatile. If the valuation of the company's horses decreases, the company will still be responsible for the expenses of maintaining, training and racing its horses at lower level races or smaller venues, which could negatively impact the revenues from the horse.

The valuation of racehorses is a highly speculative matter and prices have fluctuated widely, particularly in recent years. The success of the company will be dependent upon the present and future values of racehorses generally, and of the company's horses in particular, and the racing industry in general, as well as the racing success of the company's horses. Although the future value of horses generally cannot be predicted, it will be affected by general economic conditions such as inflation, employment, recessions, tariffs, unstable or adverse credit market conditions, other business conditions, the amount of money available for investment purposes, and continued interest of investors and enthusiasts in the racehorse industry. In the past, there has been growing foreign investment in certain types of racehorses, and the continued ability of foreign investors to acquire horses is subject to change due to economic, political or regulatory conditions. The value of racehorses is also subject to federal income tax treatment of racing and related activities, the continuation or expansion of legalized gambling and the size of racing purses, all which cannot be predicted. The expense of maintaining, boarding, training and racing horses can be expected to increase, regardless of what happens to the future market price of racehorses or the performance of the company's horses.

There can be no assurances that the performance or value of any horse owned by the company will not decrease in the future, which may have an adverse impact on the company's activities and financial position.

The business of owning, training and racing horses is a high-risk venture. There is no assurance that any horse acquired by the company will be successful. Horses are subject to aging, illness, injury and disease, which may result in permanent or temporary retirement from racing, restrictions in racing schedules, layups, and even natural death or euthanasia of the animal. There can be no assurances that the value of any horse which may be acquired and owned by the company will not

decrease in the future or that the company will not subsequently incur losses on the racing careers or sale or other disposition of any or all of the horses. No combination of management ability, experience, knowledge, care or scientific approach can avoid the inherent possibilities of loss. While the company believes that there is a market for horse breeding, training and racing, that market is highly volatile. The horse industry is dependent upon the present and future values of horses and of the company's horses in particular. The company can provide no assurance that it will be successful in its proposed activity. The expenses incurred may result in operating losses for the company and there is no assurance that the company will generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to the company. As a result, it is possible that investors will lose all or a substantial part of their investment in the company. Additionally, there is no assurance that there will be any cash available for distribution.

If a horse is unsuccessful in racing, becomes sick or injured, the company's revenue will be adversely affected.

Horse racing is extremely speculative and expensive. A horse in which the company owns must earn enough through racing to cover expenses of boarding and training. If a horse in which the company owns is unsuccessful in racing, its value will be adversely affected. Furthermore, revenues from racing are dependent upon the size of the purses offered. The size of the purses depends in general on the extent of public interest in horse racing, and in particular on the relative quality of the specific horses in contention in any specific meeting or race. Although public interest has been strong in recent years, there is no assurance that public interest will remain constant, much less increase. Legalized gambling proliferating in many states threatens to curtail interest in horse racing as a means of recreation. In addition, there is no assurance that a horse owned by the company will be of such quality that they may compete in any races which offer purses of a size sufficient to cover the company's expenses.

The company may purchase insurance on its horse which could require company resources to be spent to cover any losses from the death or injury of a horse.

At the discretion of management, insurance may be purchased for a horse. There is no guarantee that any or all of the company's horses will be insured. Mortality insurance insures against the death of a horse during the company's ownership. Medical insurance covers possible risks of injury during racing or training. Liability insurance covers the risk that the horse causes death, injury or damage to persons or property. Without insurance, the company is responsible for the cost of injury of veterinary expenses, surgery, and rehabilitation, or in the event of death, the company will lose its investment in the horse. The payment of such liabilities may have a material adverse effect on our financial position.

Horse racing could be subjected to restrictive regulation or banned entirely, which could adversely affect the conduct of the company's business.

The racing future of and/or market for the horses in which the company owns depends upon continuing governmental acceptance of horse racing as a form of legalized gambling. Although horse racing has a long history of acceptance in the United States and as a source of revenue, at any time, horse racing could be subjected to restrictive regulation or banned entirely. The value of the company's horses would be substantially diminished by any such regulation or ban. Horse racing is regulated in various states and foreign countries by racing regulatory bodies which oversee the conduct of racing as well as the licensing of owners, trainers and others. Further, other forms of gambling are being approved throughout the United States and therefore no assurance can be provided that the legalization of other forms of gambling and competition from non-gambling sports and other activities will not adversely affect attendance and participation, and therefore the profitability of horse racing and sales.

A decrease in average attendance at races coupled with increasing costs could jeopardize the continued existence of certain racetracks which could negatively impact the company's operations.

A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain racetracks which could impact the availability of race tracks available for horses in which the company owns to race at and then negatively impact its operations.

Industry practices and structures have developed which may not be attributable solely to profit-maximizing, economic decision-making which may have an adverse impact on the company's business.

Because horse racing is a sport as well as a business, industry practices and structures have developed which not be attributable solely to profit-maximizing, economic decision making. For instance, a particular bloodline could command substantial prices owing principally to the interest of a small group of individuals having particular goals unrelated to economics. A decline in this interest could be expected to adversely affect the value of the bloodline.

The company maybe a minority owner of a horse and thus it may not have sufficient control regarding the training or racing of that horse.

The company will not always be a majority owner in a particular horse. Therefore, despite its best efforts to build in oversight rights and major decision rights (such as the sale of the horse) the company may have minimal input with regard to the race selection and training of the horse. As a result, the company may be dependent on the majority owners' decisions as to when and where to race or show that horse and to its training regime. Additionally, there are situations in which a trainer or owner may have a conflict of interest which could negatively impact the ability of a horse to be placed in a particular race and given priority in workout times, jockeys or stabling.

workout times, jockeys or stabling.

Competitive interests and other factors can have unforeseen consequences.

The horseracing industry is highly competitive and speculative. Horseracing in the United States and in foreign countries draws competitors and participants from locations throughout the United States and overseas, who have been in the business of horseracing for many years and have substantially greater financial resources than the company. The company will be competing in its racing and selling activities with such persons. Similarly, horse markets are international, and auctions are frequently internationally advertised. This can be favorable in that it increases the value of the horses but, by the same token, the company has little influence and may not be able to compete with such competitors in the acquisition of horses. The company will be competing in the purchase and sale of horses with most of the major horse breeders and dealers in the United States and foreign countries. Thus, prices at which the company buys or sells its horses may vary dramatically. Market factors, which are beyond the company's control, will greatly affect the profitability of the company. Such factors include, but are not limited to, auction prices, private sales, foreign investors, federal income tax treatment of the racing industry and the size of racing purses. Further, the company and the concept of crowd-funding in the racehorse industry is a new venture and thus the risk of unforeseen issues and problems is high.

The company depends on a small management team and may need to hire more people to be successful.

The success of the company will greatly depend on the skills, connections and experiences of its management. The company has not entered into employment agreements with its executives. Should any of them discontinue working for the company or affiliated entities, there is no assurance that the company will continue. Further, there is no assurance that the company will be able to identify, hire and retain the right people for the various key positions.

Control of the company is in the hands of Sport-BLX, Inc.

SPORTBLX owns six Series B Common Tokens issued by the company and thus has sole voting power over all the actions of the company, except where specified by Delaware corporate law. Investors in this offering will have no power to determine the management or operations of the company. SPORTBLX is operated by George Hall and Joseph De Perio.

Upon closing of the offering, SPORTBLX provides management and administration services to the company for a fee of 10% of assets under management. In addition, after paying dividends to shareholders equal to the offering amount, the company will pay a performance fee equal to 20% of the the amount of funds that the board determines to distribute, with 80% being paid as dividends to shareholders. The offering amount is the post-money valuation of the company after the closing of the offering.

The company has no intention of paying dividend payments on a regular schedule as revenues are irregular, seasonal, and unpredictable.

Pursuant to our bylaws, the board of directors has the power to declare dividends from time to time, but there is no obligation to do so.

The revenues, if any, of the company may be highly irregular and seasonal. While management will endeavor to sell horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions.

Revenues from racing winnings will depend upon the performance of the company's horses. Moreover, the payment of dividends is subject to the provisions of Delaware law, which condition the payment of dividends upon the company's having net earnings. The consequent variance in the amount or the timing of the company's dividends, if any, could pose particular risks for investors who seek to transfer their Shares at any given time.

The offering price has been arbitrarily set by the company.

The offering price of the Shares has been arbitrarily set by the company based upon its expected financial requirements. The offering price of the Shares is not necessarily indicative of their value. No assurance can be given that the Shares, if transferred, could be sold for the offering price or for any other amount.

The exclusive forum provision in the company's Certificate of Incorporation may have the effect of limiting an investor's ability to bring legal action against the company and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Section IX of the company's Certificate of Incorporation contain exclusive forum provisions for certain lawsuits. In addition, in section XIV of the Subscription Agreement states that parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Pennsylvania without regard to the principles of conflicts of laws. Any suit, action or other proceeding arising out of or based upon this Agreement shall be subject to the provisions of the Arbitration Agreement which is incorporated in the Subscription Agreement

There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of one or more of the specified types of actions or

or unenforceable in respect of, one or more of the specified types of actions or proceedings, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business and financial condition.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement and claims where the forum selection provision is applicable, which could result in less favorable outcomes to the plaintiff(s) in any such action.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws. Further, the Court of Chancery in Delaware is a non-jury trial court and therefore those claims will not be adjudicated by a jury. See Section 15 in the subscription agreement.

If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. The company believes that this is the case with respect to the subscription agreement.

Investors should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If an investor brings a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, an investor may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares of Preferred Stock, including but not limited to the subscription agreement.

Investors cannot easily resell the securities.

The Shares are "restricted" under the Securities Act. There are strict limitations on how you can resell your securities for the next year, and they cannot be easily resold even after that year.

More importantly, there is no market for these securities, and there might never be one. That means the money you paid for these securities could be tied up for a long time.

The provisions of Section 12(g) of the Securities Exchange Act may result in our having to limit transfers of the Shares.

Section 12(g) of the Securities Exchange Act of 1934 provides that if a company acquires 2,000 holders of record of any class of its equity securities (or 500 non-accredited holders), it must register under the Exchange Act and become a fully-reporting public company, which would be a burden for a small company. To the extent any trading market develops for the Shares we may therefore limit transfer in order not to trigger the thresholds of Section 12(g). This may have the result of reducing any eventual trading in our Shares, and the price of such Shares.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect

on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Peter Rawlins is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Joseph De Perio is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

George E. Hall is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Impact of non-compliance with regulations.

The company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and Sport-BLX, Inc. will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). The company has taken the position that the underlying assets are either (i) not "securities" within the meaning of the of the Investment Company Act or the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses, and the company may be forced to liquidate.

Joseph De Perio is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

George E. Hall is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Peter Rawlins is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital

and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$276,000**

Use of Proceeds: Approximately 63% of proceeds will to purchase 10% of Max Player. Approximately 21% of proceeds will purchase 25% of Adara. 7.5% of proceeds will pay WeFunder. Remainder (8.5%) will be allocated for balance sheet cash.

If we raise: **$1,069,960**

Use of Proceeds: Approximately 40% of proceeds will to purchase 25% of Max Player. Approximately 21% of proceeds will purchase 100% of Adara. Approximately 8% of proceeds will purchase 86% of Swingman. Approximately 8% of proceeds will purchase 86% of Unnamed Filly. 7.5% of proceeds will pay WeFunder. Remainder (15.5%) will be allocated for balance sheet cash.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round; $283K pre-money valuation
See exact security attached as Appendix B, Investor Contracts.

SportBLX Thoroughbreds Corp. is selling up to 11,630 shares of Class A Common Stock, at a price per share of $92, and a pre-money valuation of $283,176.

Non-Voting Shares; Grant of Proxy. The undersigned acknowledges that the Shares being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Shares. The undersigned member, and any successors or assigns of the undersigned (the "Grantor") (to the fullest extent permitted by applicable law) appoints the managers of the Company (such person, the "Proxy"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so), if any, with respect to all of the Shares of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other Shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Proxy Shares") in accordance with the terms of Section 8 of the Subscription agreement. The Proxy Shares beneficially owned by Grantor as of the date hereof constitute the Shares being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 8) given by Grantor with respect to the Proxy Shares are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Shares are outstanding. The proxy granted under this Section 8 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of Grantor with respect to the Proxy Shares (including, without limitation, the power to execute and deliver written consents and the right to consent to any actions constituting protective provisions or other veto rights in the Company's Operating Agreement or elsewhere), at every annual, special or adjourned meeting of the members of the Company and in every written consent in lieu of

such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section 8 is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the member and the Proxy.

SPV Reorganization. The undersigned hereby agrees to take any and all actions determined by the Company's managers in good faith to be advisable to reorganize this instrument and any Shares issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Shares.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Shares from the undersigned for the greater of (i) the Purchase Price and (ii) the fair market value of the Shares, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Shares the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Shares by the Financing Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

Right of First Refusal: Under the Corporation's Bylaws, if the Corporation receives a bona fide offer for the purchase of a horse, and the Board and management intend on accepting the offer, then any shareholder that holds 5% or more of the outstanding Series A Common Stock at that time may offer to acquire said horse at a 2% premium to the offered price. If more than one 5% shareholder makes an offer, each shareholder may make a best and final offer, which may be at the same price as their original offer or higher, and may be on the same terms as the original offer or better. The Corporation will evaluate each best and final offer and determine which offer to accept. The Board may amend the Bylaws, including the terms of the right of first refusal

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A Common Stock	99,999	3,072	No

	- -,- - -	-,- - -		No ▼	
Series B Common Stock	6	6		Yes ◆	

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion

Warrants:

Options:

Describe any other rights:

While the nomenclature in the Corporation's Certificate of Incorporation is tokens, we refer to common token stock as "Common Shares;" Series A Common Tokens as "Series A Common Stock;" and Series B Common Tokens as "Series B Common Stock." For the absence of doubt, our capitalization does not contemplate any blockchain execution or architecture.

There is not difference in liquidation preference between Class A and Class B Common Stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Pursuant to the Corporation's Certificate of Incorporation as amended on February 28, 2020, the Corporation shall have authority to issue. 100,005 shares of common token stock, par value $0.0001 per share, of which (i) 99,999 are designated Series A Common Tokens and (ii) 6 are hereby designated as a Series B Common Tokens. While the nomenclature in the Corporation's Certificate of Incorporation is tokens, we refer to common token stock as "Common Shares;" Series A Common Tokens as "Series A Common Stock;" and Series B Common Tokens as "Series B Common Stock." For the absence of doubt, our capitalization does not contemplate any blockchain execution or architecture.

Series A Common Stock is non-voting.

The Corporation may elect in the future to execute additional capital raises which may be dilutive to shareholders

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2020	Regulation D, Rule 506(c)	Common stock	$51,200	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	George E. Hall and K&G Stables LLC
Amount Invested	$51,200.00
Transaction type	Other
Issue date	01/31/20
Relationship	George E. Hall is the corporation's President and Director. He is owner of K&G Stables LLC. Pursuant to the fundraising round closed on 1/31/20, the corporation purchased a minority interest of racehorses owned by Mr. Hall and K&G Stables LLC.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

SportBLX Thoroughbreds' goal is to bring the thrill of thoroughbred ownership to fans and investors. The corporation owns minority interests in several racehorses - including 13.6% of each of Max Player, Swingman, and an Unnamed Munnings Filly - and is providing the general public an opportunity to own part of a Kentucky Derby contender in Max Player. Investors will have access to unique content on the SportBLX site and be eligible for unique on-track experiences.

We would like the corporation to be a powerhouse in the racing industry executing our mission to innovate and bring new owners into the sport. With Max Player's recent victory our company has already gained significant traction in the racing industry. Besides owning runners in stakes races, we would like to have an established band of broodmares and interests in stallion prospects to benefit investors from the breeding business. We will work tirelessly to preserve and increase shareholder value.

Milestones

SportBLX Thoroughbreds Corp. was incorporated in the State of Delaware in June 2019. Sport-BLX, Inc. ("SportBLX") is a financial technology company that is in the business of securitizing and listing unique sports assets. SportBLX Thoroughbreds Corp. (the "Corporation") is an entity in the business of buying, racing and breeding racehorses. The Corporation is capitalized with class A and class B stock, the latter which is voting and controlled by SportBLX. The Corporation's officers are SportBLX employees as well. Besides the master services agreement in place and SportBLX's ownership of class B shares, there is no other financial arrangement with the Corporation. There are no shared assets, liabilities, royalties, etc. One way to look at the Corporation has an outsourced management team staffed by SportBLX.

Since then:

- We are giving investors an opportunity to own a high quality stable of well-bred racehorses.

- One of the portfolio thoroughbreds, Max Player, has already earned a spot on the Kentucky Derby points leaderboard by winning the Withers Stakes.

- All four thoroughbreds have strong pedigrees on both sides of their families. SportBLX Thoroughbreds owns 13.6% of the racehorses.

- Owners of 5% of SportBLX Thoroughbreds Corp. will have a right of first offer in a sale of any of the horses.

- Limited opportunity to own an equity stake in the company and partner with some of the most successful names in the industry as a co-owner.

- Unlike other syndicate models, there is no markup from the syndicate manager.

- Owners will have access to unique content on the SportBLX site and be eligible for unique on-track experiences.

Historical Results of Operations

Our company was organized in June 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0.

- *Assets.* As of December 31, 2019, the Company had total assets of $0, including $0 in cash.

- *Net Income.* The Company has had net income of $0 for 2019.

- *Liabilities.* The Company's liabilities totaled $0 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $51,200 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SportBLX Thoroughbreds Corp. cash in hand is $16,388, as of February 2020. Over the last three months, revenues have averaged $5,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month, for an average burn rate of $0 per month. Our intent is to be profitable in 6 months.

In January of 2020, the Company issued 512 shares to accredited investors in exchange for a 13.60% stake in three thoroughbred racehorses, one of whom, Max Player, had already raced twice in 2019.

On February 1, 2020, Max Player won the Grade III Withers Stakes (the "Withers") at Aqueduct Racetrack in New York. The Withers is one of the prep races for 3-year-old thoroughbreds that awards points on the road to the Kentucky Derby. Max Player earned 10 points and took home the winner's share of the $250,000 purse. As a result, Max Player's appraisal value has increased materially.

The Company plans to offer additional shares to accredited investors through a Reg D offering and to non-accredited investors by way of a Reg CF offering through Wefunder. The offering will include a 100% stake in Adara, a two-year-old Empire Maker colt out of Mattie Camp.

The Company is planning on doing a 6:1 stock split prior to these issuances.

Management has evaluated subsequent events through February 24, 2020, the date that these financial statements were available to be issued, and determined that no subsequent events, except for those stated above, occurred that would require recognition or additional disclosure in the financial statements.

Horse racing is highly volatile. Revenues are realized from purses from winning races or a sale of racehorses. There is no guarantee that the Company will generate revenues in the next 3-6 months. It's extremely difficult to predict revenues; they could be zero, or they could be $100k if Max Player were to win a race. Expenses for horses run between $5,000 and $6,000 per month. Our expenses will fluctuate depending on how much we ultimately buy of the horses. In the maximum offering case, we expect to incur $17,000 to $20,000 per month for operating expenses.

The corporation is designed to sustain expenses with its current balance sheet

and ownership level. However, if needed the directors and officers or SportBLX would step in on an as needed basis. They also intend to raise additional capital through Reg D from friends and family and their extended network.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://sportblx.com/offerings/sportblx-thoroughbreds//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Sport BLX Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

George E. Hall

George E. Hall
Joseph De Perio
Peter Rawlins

Appendix E: Supporting Documents

Articles_Amendments_Bylaws.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Sport BLX Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- George E. Hall
- Joseph De Perio
- Peter Rawlins

Appendix E: Supporting Documents

- Articles_Amendments_Bylaws.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SportBLX Thoroughbreds Corp.

By

Joseph De Perio

Founder and Board Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Peter Rawlins
EVP
3/5/2020

George hall
President
3/5/2020

Joseph De Perio
Founder and Board Member
3/4/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal

financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.